SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO
(Amendment No. 6)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Wells Real Estate Investment Trust, Inc.

(Name of Subject Company (Issuer))

Lex-Win Acquisition LLC, The Lexington Master Limited Partnership, Lexington Realty Trust,
WRT Realty, L.P, Winthrop Realty Trust, VII Wells Holdings, L.L.C., Starwood Global
Opportunity Fund VII-A, L.P., Starwood Global Opportunity Fund VII-B, L.P., Starwood U.S.
Opportunity Fund VII-D, L.P. and Starwood U.S. Opportunity Fund VII-D-2, L.P.
(Names of Filing Persons) (Offerors)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

949906101
(CUSIP Number of Class of Securities)

Michael L. Ashner	David J. Heymann
c/o Winthrop Realty Trust	Post Heymann & Koffler LLP
Two Jericho Plaza, Wing A	Two Jericho Plaza, Wing A
Suite 111	Suite 211
Jericho, New York 11753	Jericho, New York 11753
Tel: 516-822-0022	Tel: 516-681-3636
Fax: 516-433-2777	Fax: 516-433-2777

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of Filing Fee
$419,000,000	$12,863

*	For purposes of the filing fee only assumes the purchase of 45,000,000 shares at a purchase price of $9.30 per share in cash.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,863

Form or Registration No.: SC TO-T and SC TO-T/A

Filing Party: Lex-Win Acquisition LLC

Date Filed:  May 25, 2007 and June 12, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER

This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO filed by Lex-Win Acquisition LLC (the “Purchaser”) with the Securities and Exchange Commission (“SEC”) on May 25, 2007, as amended by Amendment No. 1 filed with the SEC on May 29, 2007, as further amended by Amendment No. 2 filed with the SEC on June 6, 2007, as further amended by Amendment No. 3 filed with the SEC on June 12, 2007, as further amended by Amendment No. 4 filed with the SEC on June 19, 2007, and as further amended by Amendment No. 5 filed with the SEC on June 22, 2007 (as amended, the “Schedule TO”), to purchase up to 45,000,000 shares of common stock (the “Shares”) in Wells Real Estate Investment Trust, Inc. (the “Company”), as set forth in the Schedule TO.

The Schedule TO is hereby amended as follows:

Item 12 is amended by adding the following Exhibit.

Item 12.                                                    Exhibits

(a)(13)     Letter to Stockholders dated June 28, 2007

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEX-WIN ACQUISTION LLC

By:	The Lexington Master Limited Partnership
Member

	By:	Lex GP-1 Trust
General Partner

	By:	/s/ Michael L. Ashner
Michael L. Ashner
Chief Executive Officer

THE LEXINGTON MASTER LIMITED PARTNERSHIP

By:	Lex GP-1 Trust
General Partner

	By:	/s/ Michael L. Ashner
Michael L. Ashner
Chief Executive Officer

LEX GP-1 TRUST

By:	/s/ Michael L. Ashner
Michael L. Ashner
Chief Executive Officer

LEXINGTON REALTY TRUST

By:	/s/ T. Wilson Eglin
T. Wilson Eglin
Chief Executive Officer

WRT REALTY, L.P.

By:	Winthrop Realty Trust
General Partner

	By:	/s/ Peter Braverman
Peter Braverman
President

WINTHROP REALTY TRUST

By:	/s/ Peter Braverman
Peter Braverman
President

STARWOOD GLOBAL OPPORTUNITY FUND, VII-A, L.P.

By:	SOF-VII Management, L.L.C.
General Partner

	By:	Starwood Capital Group Global, L.L.C.
General Manager

	By:	/s/ Jeffrey Laliberte
Authorized Person

STARWOOD GLOBAL OPPORTUNITY FUND, VII-B, L.P.

By:	SOF-VII Management, L.L.C.
General Partner

	By:	Starwood Capital Group Global, L.L.C.
General Manager

	By:	/s/ Jeffrey Laliberte
Authorized Person

STARWOOD U.S. OPPORTUNITY FUND, VII-D, L.P.

By:	SOF-VII Management, L.L.C.
General Partner

	By:	Starwood Capital Group Global, L.L.C.
General Manager

	By:	/s/ Jeffrey Laliberte
Authorized Person

STARWOOD U.S. OPPORTUNITY FUND, VII-D-2, L.P.

By:	SOF-VII Management, L.L.C.
General Partner

	By:	Starwood Capital Group Global, L.L.C.
General Manager

	By:	/s/ Jeffrey Laliberte
Authorized Person

VII WELLS HOLDINGS, L.L.C.

By:	/s/ Jeffrey Laliberte
Authorized Person

Dated: June 28, 2007